Rainer Metternich appointed to Executive Board of Schering AG

Berlin, September 21, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its Supervisory Board has appointed Prof. Dr. Rainer Metternich to the Board of Executive Directors of Schering AG. The appointment is related to the previously announced retirement of Prof. Dr. Dr. h.c. Guenter Stock at the end of 2005.

Prof. Metternich will take over responsibility for Research and will head Schering's Corporate Research Management Board, effective January 1, 2006.

Prof. Metternich (50) is currently Head of Schering AG's Research Center Europe. His responsibilities include Enabling Technologies, Computational Design & Compound Characterization and Medicinal Chemistry. Prof. Metternich's career to-date includes positions in pharmaceutical research in both academia and industry. After receiving his PhD from Philipps-University in Marburg, Germany, he had a postdoctoral appointment at Harvard University. Afterwards he held senior leadership positions at both Sandoz Ltd. and Novartis International AG overseeing many successful research programs in Europe and in the USA. He joined Schering in 2000.

Prof. Metternich is an honorary professor at the Technical University of Berlin, Germany. His research has focused on renin and thrombin inhibitors, immunosuppressants, anti-cancer agents as well as on natural products. He currently serves on the Scientific Advisory Board of the Max-Planck-Institute for Molecular Physiology and on the Executive Committee of the German Chemical Society (GDCh). He is also a member of the editorial board of several peer-reviewed journals.

"Professor Metternich is an outstanding leader and a key member of Schering's Corporate Research Management Board. His scientific expertise and international research network as well as his broad knowledge of our business will substantially strengthen Schering's management team," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "I would like to take this opportunity to thank Professor Stock for his valuable contribution to Schering's success. During his 16 years on our management team, Schering's Research developed into an important strategic asset for our world-wide organization.2


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de



Find additional information at: www.schering.de/eng